March 13, 1998

Dealer Contact
Dealer Name
Dealer Address
Dealer Address2
Dealer City, Dealer State  Dealer ZIP

                  Re: Accessor Funds, Inc. - Small to Mid Cap Portfolio Proxy Material
Dear Dealer Salutation:

         As the manager of Accessor Funds, Inc. (the "Fund") Small to Mid Cap Portfolio (the "Small Cap Portfolio"), we would like to inform you that the Money Manager of the Small Cap Portfolio has requested a modification of the fee structure. The modification could increase the fee paid to the Money Manager by 0.10% or decrease the fee by 0.10%. This modification would allow the Money Manager to earn as much as 0.42% or as little as 0.00%. The Basic Fee would be eliminated. The Board of Directors of the Fund has reviewed this request and believes that it is in the best interests of the shareholders of the Small Cap Portfolio to make these changes.

         In addition, the Money Manager, currently Symphony Asset Management, Inc. ("Symphony Inc.") has informed the Directors that all new advisory relationships are being established with Symphony Asset Management LLC ("Symphony LLC"). Symphony LLC is a registered investment advisory affiliate of Symphony Inc., operating under the same management, with the same personnel, at the same address as Symphony Inc. The Board was advised that existing advisory relationships are being shifted to Symphony LLC with the intention of eventually phasing out Symphony Inc. Accordingly, a new Money Manager Agreement will be signed with Symphony LLC.

         As money manager for the Small Cap Portfolio, Symphony's performance has been excellent, and it is currently earning the highest incentive fee permissible under the current Money Manager Agreement. Symphony will maintain its investment style and process, and will continue to view the Fund as an important client. The New Money Manager Agreement to modify the fee structure to the Small Cap Portfolio must therefore be approved by the shareholders of the Small Cap Portfolio.

         We anticipate that proxy material will be sent on March 27, 1998, to all shareholders of record of the Fund on March 16, 1998, and the Shareholder Meeting will be held on April 27, 1998. The Proxy Card must be signed by the beneficial owner of the shares or the agent appointed to act on the shareholder's behalf. The Proxy cards must be received by Bennington prior to April 27, 1998.

         Bennington will send the proxy materials to all shareholders of record. If we do not have the individual names and/or addresses of the shareholders who are your clients, we ask that you let us know, as soon as possible, the number of sets of proxy material you require and whether (i) you can act on behalf of your clients and sign the proxy cards; or (ii) you will forward the proxy material to your clients upon receipt by you.

                                Very truly yours,


                                Ravindra A. Deo
                                Vice President
/cjs

                              ACCESSOR FUNDS, INC.
               Response to request for Proxy material Distribution

Dealer Name                                            Dealer No. Dealer Number


In response to the request for distribution of proxy materials:

|_| Bennington has the names and addresses of DealerName's clients who are shareholders of Accessor Funds, Inc.

|_|  DealerName can act on behalf of its clients and sign the proxy cards

|_| DealerName will forward the proxy material to its clients upon receipt from Bennington and requests ________ copies of the proxy material.



Dated:                             ____________________________________
                                       Dealer Contact
                                       Dealer Name